SEC
Mail Processing
Section

FEB 28 2017

Washington DC
416

SEC

17008498

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACE CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O PAUL KREINDLER, 400 E. 56TH STREET (9P)
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL KREINDLER 212 832-2441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK GARBER SANDLER
(Name – *if individual, state last, first, middle name*)

825 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Kreindler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pace Capital Corp., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KATHY McGOLDRICK
Notary Public, State of New York
Qualified in Nassau County
No. 01MC6312831
My Commission Expires 10/06/2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACE CAPITAL CORP.

FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

PACE CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

INDEX

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule 2 – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule 3 – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm on exemption from Securities and Exchange Rule 15c3-3(K)(1)	12
Exemption Report	13

Report of Independent Registered Public Accounting Firm

Board of Directors
Pace Capital Corp.

We have audited the accompanying statement of financial condition of Pace Capital Corp. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick, Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2017

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

PACE CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	36,818
Accounts receivable		1,625
Due from FINRA		1,414
Prepaid expenses		766
TOTAL	$	40,623

LIABILITIES

Accrued expenses	$	4,150

STOCKHOLDER'S EQUITY

Common stock - no par value; authorized 200 shares; issued and outstanding 10 shares at stated value	$	5,000
Additional paid-in capital		24,000
Retained earnings		7,473
Total stockholder's equity		36,473
TOTAL	$	40,623

See accompanying notes

PACE CAPITAL CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commission income		$ 187,032
Administrative service income		18,000
Interest and other income		6
Total revenues		205,038
Expenses:		
Commissions	$ 200,000	
Dues and fees	2,918	
Audit	3,500	
Insurance	395	
Bank charges	150	
Other	61	207,024
Loss before income taxes		(1,986)
Income taxes		642
NET LOSS		$ (2,628)

See accompanying notes

PACE CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance - January 1, 2016	10	$ 5,000	$ 24,000	$ 10,101	$ 39,101
Net Loss				(2,628)	(2,628)
Balance - December 31, 2016	10	$5,000	$ 24,000	$ 7,473	$ 36,473

See accompanying notes

PACE CAPITAL CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

(DECREASE) IN CASH

Cash flows from operating activities:	
Net Loss	$ (2,628)
Adjustments to reconcile results of net income to net cash used in operating activities:	
Net increase in Accounts receivable	(1,625)
Net increase in due from FINRA	(541)
Net decrease in prepaid expenses	1,892
Net decrease in accrued expenses	71
Total adjustments	(203)
Net cash used in operating activities - NET DECREASE IN CASH	(2,831)
Cash - January 1, 2016	39,649
CASH - DECEMBER 31, 2016	$ 36,818
Supplemental disclosure:	
Cash paid for income taxes	$ 678

See accompanying notes

NOTE A - Principal Business Activity

Organization

Pace Capital Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates on the premises of its parent corporation and receives certain additional administrative support from the parent, for which no charges are made to the Company.

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from the estimates.

Cash

The Company maintains its cash at a single banking institution which is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2016, the Company has no exposure to significant cash risk.

Accounts Receivable

Accounts receivable represent amounts due from the Company's registered representatives and a mutual fund organization. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2016, there was no reserve for uncollectible receivables

Revenue Recognition

The Company's commission income, which is recognized on the accrual basis when earned, has been derived from the sale of private placements and fees related to three mutual fund organizations. Revenue from private placements is recognized when the transaction closes. The Company provides administrative support services to registered representatives for fees of $500 or $1,000 a month for each representative.

NOTE B - Summary of Significant Accounting Policies (Continued)

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company does not believe it has uncertain tax positions that would qualify for either recognition or disclosure in the financial statements.

NOTE C - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $32,668, which was $27,668 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .127 to 1 at December 31, 2016.

NOTE D - Due from FINRA

As of December 31, 2016, $1,414 was being held by FINRA in their Daily Account Balance, representing payments made by the Company which may be refunded to the Company or used to pay future registration fees to FINRA. On January 1, 2017, FINRA credited this Daily Account $640 for 2017 state renewal fees not applicable to the Company.

NOTE E - Commission Income

Private Placement commission income, which was earned from one customer, accounted for $180,000 of the Company's $187,032 commission income in 2016, with mutual fund income accounting for the balance.

NOTE F - Related Party Transactions

An officer and stockholder of the Company's parent was paid $38,000 of the $200,000 commission expense for the year ended December 31, 2016.

NOTE G - Income Taxes

The provision for income taxes is comprised of state and local minimum taxes. At December 31, 2016, the Company has net loss carryforwards of $4,657 to offset future taxable income which may be earned through 2032. Based on the available objective evidence, including the Company's history of losses, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a full valuation allowance against its net deferred tax assets at December 31,2016.

The Company's income tax returns have not been examined by the taxing authorities in recent years. Years ended December 31, 2013, 2014 and 2015 remain open to examination by federal, state and local tax authorities.

PACE CAPITAL CORP.

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net Capital:		
Capital stock		$ 5,000
Additional paid-in capital		24,000
Retained earnings		7,473
Total stockholder's equity before nonallowable assets		36,473
Deductions (nonallowable assets)		
Accounts receivable	$ 1,625	
Due from FINRA	1,414	
Prepaid expenses	766	
Total nonallowable assets		(3,805)
Net capital		32,668
Minimum net capital required		5,000
Excess net capital		$ 27,268
Capital Ratio:		
Aggregate indebtedness to net capital		.127 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016,)

Net capital as reported in Company's Part IIA (unaudited FOCUS Report)	$34,293
Adjustment to nonallowable assets	(1,625)
Balance- December 31, 2016 (as above)	$32,668

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(i) of the rule.

SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(i) of the rule.

Report of Independent Registered Public Accounting Firm

Board of Directors
Pace Capital Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pace Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 21, 2017

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

EXEMPTION REPORT

Pace Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the provisions of 17 C.F.R. 240.15c3-3 (k)(1);
(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Pace Capital Report:

I, Paul Kreindler, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Paul Kreindler

2/21/17
Date